Exhibit 99.1

NIO Inc. Reports Unaudited First Quarter 2025 Financial Results

SHANGHAI, China, June 3, 2025 (GLOBE NEWSWIRE) -- NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the global smart electric vehicle market, today announced its unaudited financial results for the first quarter ended March 31, 2025.

Operating Highlights for the First Quarter of 2025

•	Vehicle deliveries were 42,094 in the first quarter of 2025, consisting of 27,313 vehicles from the Company’s premium smart electric vehicle brand NIO and 14,781 vehicles from the Company’s family-oriented smart electric vehicle brand ONVO, representing an increase of 40.1% from the first quarter of 2024, and a decrease of 42.1% from the fourth quarter of 2024.

Key Operating Results

	2025 Q1	2024 Q4	2024 Q3	2024 Q2
Deliveries	42,094	72,689	61,855	57,373

	2024 Q1	2023 Q4	2023 Q3	2023 Q2
Deliveries	30,053	50,045	55,432	23,520

Financial Highlights for the First Quarter of 2025

•	Vehicle sales were RMB9,939.3 million (US$1,369.7 million)[i] in the first quarter of 2025, representing an increase of 18.6% from the first quarter of 2024 and a decrease of 43.1% from the fourth quarter of 2024.

•	Vehicle marginii was 10.2% in the first quarter of 2025, compared with 9.2% in the first quarter of 2024 and 13.1% in the fourth quarter of 2024.

•	Total revenues were RMB12,034.7 million (US$1,658.4 million) in the first quarter of 2025, representing an increase of 21.5% from the first quarter of 2024 and a decrease of 38.9% from the fourth quarter of 2024.

•	Gross profit was RMB919.6 million (US$126.7 million) in the first quarter of 2025, representing an increase of 88.5% from the first quarter of 2024 and a decrease of 60.2% from the fourth quarter of 2024.

•	Gross margin was 7.6% in the first quarter of 2025, compared with 4.9% in the first quarter of 2024 and 11.7% in the fourth quarter of 2024.

•	Loss from operations was RMB6,418.1 million (US$884.4 million) in the first quarter of 2025, representing an increase of 19.0% from the first quarter of 2024 and an increase of 6.4% from the fourth quarter of 2024. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB5,947.2 million (US$819.5 million) in the first quarter of 2025, representing an increase of 16.3% from the first quarter of 2024 and an increase of 7.3% from the fourth quarter of 2024.

•	Net loss was RMB6,750.0 million (US$930.2 million) in the first quarter of 2025, representing an increase of 30.2% from the first quarter of 2024 and a decrease of 5.1% from the fourth quarter of 2024. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB6,279.1 million (US$865.3 million) in the first quarter of 2025, representing an increase of 28.1% from the first quarter of 2024 and a decrease of 5.2% from the fourth quarter of 2024.

•	Cash and cash equivalents, restricted cash, short-term investments and long-term time deposits were RMB26.0 billion (US$3.6 billion) as of March 31, 2025.

Key Financial Results for the First Quarter of 2025

(in RMB million, except for percentage)

	2025 Q1	2024 Q4	2024 Q1	% Changeiii
				QoQ		YoY
Vehicle Sales	9,939.3	17,475.6	8,381.3	-43.1%		18.6%
Vehicle Margin	10.2%	13.1%	9.2%	-290	bp	100	bp

Total Revenues	12,034.7	19,703.4	9,908.6	-38.9%		21.5%
Gross Profit	919.6	2,308.9	487.7	-60.2%		88.5%
Gross Margin	7.6%	11.7%	4.9%	-410	bp	270	bp

Loss from Operations	(6,418.1)	(6,032.9)	(5,394.1)	6.4%		19.0%
Adjusted Loss from Operations (non-GAAP)	(5,947.2)	(5,543.6)	(5,112.7)	7.3%		16.3%

Net Loss	(6,750.0)	(7,111.5)	(5,184.6)	-5.1%		30.2%
Adjusted Net Loss (non-GAAP)	(6,279.1)	(6,622.2)	(4,903.2)	-5.2%		28.1%

Recent Developments

Deliveries in April and May 2025

•	The Company delivered 23,900 vehicles in April 2025 and 23,231 vehicles in May 2025. As of May 31, 2025, the Company had delivered 89,225 vehicles in 2025, with cumulative deliveries reaching 760,789.

Completion of Equity Placement

•	On April 7, 2025, the Company completed its HK$4,030.13 million offering of 136,800,000 Class A ordinary shares (the “Placement Shares”) at an offering price of HK$29.46 per Placement Share. The Placement Shares were sold to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act of 1933, as amended.

ESG Report

•	In April 2025, the Company released its 2024 Environmental, Social, and Governance (ESG) report, highlighting the Company’s ESG practices and accomplishments in sustainable development.

Firefly Started Deliveries

•	In April 2025, the Company officially launched and started deliveries of firefly, its small smart high-end electric car, and plans to gradually expand its availability to global markets in the near future.

Product Upgrades

•	In May 2025, the Company officially launched and started deliveries of its four products featuring comprehensive upgrades, including the New ES6, our smart electric all-round SUV, the New EC6, our smart electric coupe SUV, the New ET5, our smart electric mid-size sedan, and the New ET5T, our smart electric tourer.

CEO and CFO Comments

“In the first quarter of 2025, the Company delivered 42,094 smart electric vehicles, marking a solid year-over-year increase of 40.1%,” said William Bin Li, founder, chairman and chief executive officer of NIO. “Since the beginning of the second quarter, we have seen a steady increase in monthly delivery volume. In April, our new products, the ET9 and firefly, have secured notable market shares in the premium executive market and high-end small electric car market respectively. We have also witnessed the rising demand for ONVO L60. In late May, the New ES6, EC6, ET5 and ET5T started deliveries with all around upgrades. Based on this, we expect total deliveries for the second quarter to reach between 72,000 and 75,000, representing a year-on-year growth of 25.5% to 30.7%.”

“2025 is a pivotal year for NIO’s product launch and technological innovation. On the technology front, we are advancing the smart EV experience and safety standards with our proprietary smart driving chips, full-domain operating system and intelligent chassis. Since late May, the first version of NIO World Model has been gradually rolled out to vehicles based on Banyan platform, bringing significant upgrades in safety, and driving and parking assistance. NIO World Model will provide users with a safer and more effortless intelligent driving experience across various scenarios,” added William Bin Li.

“Since the first quarter, we have implemented a range of cost control measures, including organizational restructuring, cross-brand integration, and efficiency improvements in R&D, supply chain, sales and services,” added Stanley Yu Qu, NIO’s chief financial officer. “Starting from the second quarter, the Company aims to achieve structural improvements in overall cost efficiency, with continued progress in operational performance.”

Financial Results for the First Quarter of 2025

Revenues

•	Total revenues in the first quarter of 2025 were RMB12,034.7 million (US$1,658.4 million), representing an increase of 21.5% from the first quarter of 2024 and a decrease of 38.9% from the fourth quarter of 2024.

•	Vehicle sales in the first quarter of 2025 were RMB9,939.3 million (US$1,369.7 million), representing an increase of 18.6% from the first quarter of 2024 and a decrease of 43.1% from the fourth quarter of 2024. The increase in vehicle sales over the first quarter of 2024 was mainly due to the increase in delivery volume, partially offset by the lower average selling price as a result of changes in product mix. The decrease in vehicle sales over the fourth quarter of 2024 was mainly attributable to a decrease in delivery volume, which was affected by seasonal factors.

•	Other sales in the first quarter of 2025 were RMB2,095.4 million (US$288.8 million), representing an increase of 37.2% from the first quarter of 2024 and a decrease of 5.9% from the fourth quarter of 2024. The increase in other sales over the first quarter of 2024 was mainly due to i) the increase in sales of parts, after-sales vehicle services, and provision of power solutions, as a result of continued growth in the number of users, ii) the increase in revenues from sales of used cars, and iii) the increase in revenues from technical research and development services. The decrease in other sales over the fourth quarter of 2024 was mainly due to the decrease in revenues from technical research and development services and auto financing services.

Cost of Sales and Gross Margin

•	Cost of sales in the first quarter of 2025 was RMB11,115.2 million (US$1,531.7 million), representing an increase of 18.0% from the first quarter of 2024 and a decrease of 36.1% from the fourth quarter of 2024. The increase in cost of sales over the first quarter of 2024 was mainly attributable to the increase in delivery volume, partially offset by the decreased material cost per vehicle. The decrease in cost of sales over the fourth quarter of 2024 was mainly attributable to a decrease in delivery volume.

•	Gross profit in the first quarter of 2025 was RMB919.6 million (US$126.7 million), representing an increase of 88.5% from the first quarter of 2024 and a decrease of 60.2% from the fourth quarter of 2024.

•	Gross margin in the first quarter of 2025 was 7.6%, compared with 4.9% in the first quarter of 2024 and 11.7% in the fourth quarter of 2024. The increase in gross margin over the first quarter of 2024 was mainly due to i) the increase in sales from parts, accessories and after-sales vehicle services as well as provision of technical research and development services, with relatively higher margins, ii) the increased vehicle margin, and iii) the reduction in the gross loss rate from provision of power solutions due to the growing number of users. The decrease in gross margin over the fourth quarter of 2024 was mainly attributable to the lower vehicle margin.

•	Vehicle margin in the first quarter of 2025 was 10.2%, compared with 9.2% in the first quarter of 2024 and 13.1% in the fourth quarter of 2024. The increase in vehicle margin from the first quarter of 2024 was mainly attributable to decreased material cost per unit, partially offset by the impact of changes in product mix. The decrease in vehicle margin from the fourth quarter of 2024 was mainly due to the increased manufacture cost per unit as a result of decreased production volume.

Operating Expenses

•	Research and development expenses in the first quarter of 2025 were RMB3,181.4 million (US$438.4 million), representing an increase of 11.1% from the first quarter of 2024 and a decrease of 12.5% from the fourth quarter of 2024. Excluding share-based compensation expenses, research and development expenses (non-GAAP) were RMB2,914.4 million (US$401.6 million), representing an increase of 9.6% from the first quarter of 2024 and a decrease of 11.5% from the fourth quarter of 2024. The increase in research and development expenses over the first quarter of 2024 was mainly due to the incremental design and development costs for new products and technologies as well as the increased personnel costs in research and development functions. The decrease in research and development expenses over the fourth quarter of 2024 was mainly due to the decreased design and development costs resulting from different stages of development for new products and technologies, partially offset by the increased personnel costs in research and development functions.

•	Selling, general and administrative expenses in the first quarter of 2025 were RMB4,400.8 million (US$606.4 million), representing an increase of 46.8% from the first quarter of 2024 and a decrease of 9.8% from the fourth quarter of 2024. Excluding share-based compensation expenses, selling, general and administrative expenses (non-GAAP) were RMB4,211.9 million (US$580.4 million), representing an increase of 43.7% from the first quarter of 2024 and a decrease of 11.4% from the fourth quarter of 2024. The increase in selling, general and administrative expenses over the first quarter of 2024 was mainly attributable to (i) the increase in personnel costs related to sales functions, and (ii) the increase in sales and marketing activities. The decrease in selling, general and administrative expenses over the fourth quarter of 2024 was mainly due to the decreased sales and marketing activities and professional services, partially offset by the incremental personnel costs related to sales and general corporate functions.

Loss from Operations

•	Loss from operations in the first quarter of 2025 was RMB6,418.1 million (US$884.4 million), representing an increase of 19.0% from the first quarter of 2024 and an increase of 6.4% from the fourth quarter of 2024. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB5,947.2 million (US$819.5 million) in the first quarter of 2025, representing an increase of 16.3% from the first quarter of 2024 and an increase of 7.3% from the fourth quarter of 2024.

Net Loss and Earnings Per Share/ADS

•	Net loss in the first quarter of 2025 was RMB6,750.0 million (US$930.2 million), representing an increase of 30.2% from the first quarter of 2024 and a decrease of 5.1% from the fourth quarter of 2024. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB6,279.1 million (US$865.3 million) in the first quarter of 2025, representing an increase of 28.1% from the first quarter of 2024 and a decrease of 5.2% from the fourth quarter of 2024.

•	Net loss attributable to NIO’s ordinary shareholders in the first quarter of 2025 was RMB6,891.1 million (US$949.6 million), representing an increase of 31.1% from the first quarter of 2024 and a decrease of 3.4% from the fourth quarter of 2024. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB6,275.6 million (US$864.8 million) in the first quarter of 2025.

•	Basic and diluted net loss per ordinary share/ADS in the first quarter of 2025 were both RMB3.29 (US$0.45), compared with RMB2.57 in the first quarter of 2024 and RMB3.45 in the fourth quarter of 2024. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per share/ADS (non-GAAP) were both RMB3.01 (US$0.41), compared with RMB2.39 in the first quarter of 2024 and RMB3.17 in the fourth quarter of 2024.

Balance Sheet

•	Balance of cash and cash equivalents, restricted cash, short-term investments and long-term time deposits was RMB26.0 billion (US$3.6 billion) as of March 31, 2025. We have been incurring loss since inception. We incurred operating cash outflow for the first quarter ended March 31, 2025 and our current liabilities exceeded current assets and we had negative shareholders’ equity as of March 31, 2025. Based on our going concern and liquidity assessment, which considers our business plan including revenue growth, optimization of operation efficiency to improve operating cash flows, working capital management and the ability to raise funds from banks under available credit quotas and other sources when needed, we believe that our financial resources, including our available cash and cash equivalents, restricted cash and short-term investments, cash generated from operating activities and funds from available credit quotas and other sources will be sufficient to support our continuous operations in the ordinary course of business for the next twelve months.

Business Outlook

For the second quarter of 2025, the Company expects:

•	Deliveries of vehicles to be between 72,000 and 75,000 vehicles, representing an increase of approximately 25.5% to an increase of approximately 30.7% from the same quarter of 2024.

•	Total revenues to be between RMB19,513 million (US$2,689 million) and RMB20,068 million (US$2,765 million), representing an increase of approximately 11.8% to an increase of approximately 15.0% from the same quarter of 2024.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on June 3, 2025 (8:00 PM Beijing/Hong Kong/Singapore Time on June 3, 2025).

A live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.nio.com/news-events/events.

For participants who wish to join the conference using dial-in numbers, please register in advance using the link provided below and dial in 10 minutes prior to the call. Dial-in numbers, passcode and unique access PIN would be provided upon registering.

https://s1.c-conf.com/diamondpass/10047493-juh76t.html

A replay of the conference call will be accessible by phone at the following numbers, until June 10, 2025:

United States:	+1-855-883-1031
Hong Kong, China:	+852-800-930-639
Mainland, China:	+86-400-1209-216
Singapore:	+65-800-1013-223
International:	+61-7-3107-6325
Replay PIN:	10047493

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the global smart electric vehicle market. Founded in November 2014, NIO aspires to shape a sustainable and brighter future with the mission of “Blue Sky Coming”. NIO envisions itself as a user enterprise where innovative technology meets experience excellence. NIO designs, develops, manufactures and sells smart electric vehicles, driving innovations in next-generation core technologies. NIO distinguishes itself through continuous technological breakthroughs and innovations, exceptional products and services, and a community for shared growth. NIO provides premium smart electric vehicles under the NIO brand, family-oriented smart electric vehicles through the ONVO brand, and small smart high-end electric cars with the FIREFLY brand.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture vehicles of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the battery swapping, BaaS, and NIO Assisted and Intelligent Driving and its subscription services; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of its vehicles; its ability to control costs associated with its operations; its ability to build its current and future brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Disclosure

The Company uses non-GAAP measures, such as adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP), adjusted loss from operations (non-GAAP), adjusted net loss (non-GAAP), adjusted net loss attributable to ordinary shareholders (non-GAAP) and adjusted basic and diluted net loss per share/ADS (non-GAAP), in evaluating its operating results and for financial and operational decision-making purposes. The Company defines adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP) and adjusted loss from operations (non-GAAP) and adjusted net loss (non-GAAP) as cost of sales, research and development expenses, selling, general and administrative expenses, loss from operations and net loss excluding share-based compensation expenses. The Company defines adjusted net loss attributable to ordinary shareholders (non-GAAP), adjusted basic and diluted net loss per share/ADS (non-GAAP) as net loss attributable to ordinary shareholders and basic and diluted net loss per share/ADS excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value. By excluding the impact of share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB7.2567 to US$1.00, the noon buying rate in effect on March 31, 2025 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

For more information, please visit: http://ir.nio.com.

Investor Relations

ir@nio.com

Media Relations

global.press@nio.com

Source: NIO

NIO INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	19,328,920	8,075,457	1,112,828
Restricted cash	8,320,728	6,201,797	854,630
Short-term investments	14,137,566	11,646,997	1,604,999
Trade and notes receivables	1,676,246	1,536,414	211,724
Amounts due from related parties	7,702,404	9,040,834	1,245,860
Inventory	7,087,223	8,696,102	1,198,355
Prepayments and other current assets	3,632,956	4,592,787	632,903
Total current assets	61,886,043	49,790,388	6,861,299
Non-current assets:
Long-term restricted cash	97,720	80,066	11,033
Property, plant and equipment, net.	25,892,904	27,028,378	3,724,610
Intangible assets, net	29,648	29,648	4,086
Land use rights, net	201,995	200,669	27,653
Long-term investments	3,126,007	2,878,599	396,682
Right-of-use assets - operating lease	12,797,158	13,124,764	1,808,641
Other non-current assets	3,573,137	5,031,195	693,317
Total non-current assets	45,718,569	48,373,319	6,666,022
Total assets	107,604,612	98,163,707	13,527,321
LIABILITIES
Current liabilities:
Short-term borrowings	5,729,561	6,496,683	895,267
Trade and notes payable	34,387,266	31,385,990	4,325,105
Amounts due to related parties	409,363	464,508	64,011
Taxes payable	400,146	392,655	54,109
Current portion of operating lease liabilities	1,945,987	2,405,686	331,512
Current portion of long-term borrowings	3,397,622	800,565	110,321
Accruals and other liabilities	16,041,079	17,545,851	2,417,883
Total current liabilities	62,311,024	59,491,938	8,198,208
Non-current liabilities:
Long-term borrowings	11,440,755	9,286,728	1,279,745
Non-current operating lease liabilities	11,260,735	11,364,373	1,566,052
Deferred tax liabilities	127,467	125,491	17,293
Amounts due to related parties, non-current	329,492	333,405	45,944
Other non-current liabilities	8,628,596	10,247,119	1,412,093
Total non-current liabilities	31,787,045	31,357,116	4,321,127
Total liabilities	94,098,069	90,849,054	12,519,335

NIO INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$
MEZZANINE EQUITY
Redeemable non-controlling interests	7,441,997	7,586,488	1,045,446
Total mezzanine equity	7,441,997	7,586,488	1,045,446
SHAREHOLDERS’ EQUITY/(DEFICIT)
Total NIO Inc. shareholders’ equity/(deficit)	5,967,023	(365,896)	(50,422)
Non-controlling interests	97,523	94,061	12,962
Total shareholders’ equity/(deficit)	6,064,546	(271,835)	(37,460)
Total liabilities, mezzanine equity and shareholders’ equity/(deficit)	107,604,612	98,163,707	13,527,321

NIO INC.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except for share and per share/ADS data)

	Three Months Ended
	March 31, 2024	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	8,381,318	17,475,587	9,939,305	1,369,673
Other sales	1,527,318	2,227,840	2,095,424	288,757
Total revenues	9,908,636	19,703,427	12,034,729	1,658,430
Cost of sales:
Vehicle sales	(7,613,242)	(15,190,937)	(8,925,641)	(1,229,986)
Other sales	(1,807,663)	(2,203,547)	(2,189,534)	(301,726)
Total cost of sales	(9,420,905)	(17,394,484)	(11,115,175)	(1,531,712)
Gross profit	487,731	2,308,943	919,554	126,718
Operating expenses:
Research and development	(2,864,216)	(3,635,826)	(3,181,403)	(438,409)
Selling, general and administrative	(2,996,798)	(4,877,995)	(4,400,763)	(606,441)
Other operating (loss)/income	(20,790)	171,943	244,484	33,691
Total operating expenses	(5,881,804)	(8,341,878)	(7,337,682)	(1,011,159)
Loss from operations	(5,394,073)	(6,032,935)	(6,418,128)	(884,441)
Interest and investment income/(loss)	350,793	(169,919)	173,216	23,870
Interest expenses	(170,875)	(247,586)	(244,862)	(33,743)
(Loss)/gain on extinguishment of debt	(11,326)	6,846	(14,660)	(2,020)
Share of losses of equity investees	(19,482)	(210,442)	(256,195)	(35,305)
Other income/(loss), net	67,376	(527,524)	15,227	2,098
Loss before income tax expense	(5,177,587)	(7,181,560)	(6,745,402)	(929,541)
Income tax (expense)/benefit	(6,990)	70,089	(4,631)	(638)
Net loss	(5,184,577)	(7,111,471)	(6,750,033)	(930,179)
Accretion on redeemable non-controlling interests to redemption value	(79,524)	(93,570)	(144,490)	(19,911)
Net loss attributable to non-controlling interests	6,183	73,272	3,462	477
Net loss attributable to ordinary shareholders of NIO Inc.	(5,257,918)	(7,131,769)	(6,891,061)	(949,613)

Net loss	(5,184,577)	(7,111,471)	(6,750,033)	(930,179)
Other comprehensive income
Foreign currency translation adjustment, net of nil tax	7,468	351,100	75,911	10,461
Total other comprehensive income	7,468	351,100	75,911	10,461
Total comprehensive loss	(5,177,109)	(6,760,371)	(6,674,122)	(919,718)

Accretion on redeemable non-controlling interests to redemption value	(79,524)	(93,570)	(144,490)	(19,911)
Net loss attributable to non-controlling interests	6,183	73,272	3,462	477
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(5,250,450)	(6,780,669)	(6,815,150)	(939,152)
Weighted average number of ordinary shares/ADS used in computing net loss per share/ADS
Basic and diluted	2,044,151,465	2,068,453,952	2,093,881,620	2,093,881,620
Net loss per share/ADS attributable to ordinary shareholders
Basic and diluted	(2.57)	(3.45)	(3.29)	(0.45)

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share/ADS data)
	Three Months Ended March 31, 2025
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(11,115,175)	15,001	—	(11,100,174)
Research and development expenses	(3,181,403)	267,047	—	(2,914,356)
Selling, general and administrative expenses	(4,400,763)	188,891	—	(4,211,872)
Total	(18,697,341)	470,939	—	(18,226,402)
Loss from operations	(6,418,128)	470,939	—	(5,947,189)
Net loss	(6,750,033)	470,939	—	(6,279,094)
Net loss attributable to ordinary shareholders of NIO Inc.	(6,891,061)	470,939	144,490	(6,275,632)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(3.29)	0.21	0.07	(3.01)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (USD)	(0.45)	0.03	0.01	(0.41)

	Three Months Ended December 31, 2024
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(17,394,484)	19,641	—	(17,374,843)
Research and development expenses	(3,635,826)	344,088	—	(3,291,738)
Selling, general and administrative expenses	(4,877,995)	125,564	—	(4,752,431)
Total	(25,908,305)	489,293	—	(25,419,012)
Loss from operations	(6,032,935)	489,293	—	(5,543,642)
Net loss	(7,111,471)	489,293	—	(6,622,178)
Net loss attributable to ordinary shareholders of NIO Inc.	(7,131,769)	489,293	93,570	(6,548,906)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(3.45)	0.23	0.05	(3.17)

	Three Months Ended March 31, 2024
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(9,420,905)	9,753	—	(9,411,152)
Research and development expenses	(2,864,216)	205,983	—	(2,658,233)
Selling, general and administrative expenses	(2,996,798)	65,675	—	(2,931,123)
Total	(15,281,919)	281,411	—	(15,000,508)
Loss from operations	(5,394,073)	281,411	—	(5,112,662)
Net loss	(5,184,577)	281,411	—	(4,903,166)
Net loss attributable to ordinary shareholders of NIO Inc.	(5,257,918)	281,411	79,524	(4,896,983)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(2.57)	0.14	0.04	(2.39)

i All translations from RMB to USD for the first quarter of 2025 were made at the rate of RMB7.2567 to US$1.00, the noon buying rate in effect on March 31, 2025 in the H.10 statistical release of the Federal Reserve Board.

ii Vehicle margin is the margin of new vehicle sales, which is calculated based on revenues and cost of sales derived from new vehicle sales only.

iii Except for gross margin and vehicle margin, where absolute changes instead of percentage changes are calculated.